UNITED STATES SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utilities Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

                    FORM 4

[ X ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

Name and Address of Reporting Person
     U.S. GOLD CORPORATION
      (Last)            (First)         (Middle)
     55 MADISON, SUITE 700
         (Street)
     DENVER,   COLORADO    80206
     (City)    (State)     (Zip)

Issuer Name and Ticker or Trading Symbol
GOLD CAPITAL CORPORATION (GOCP)

IRS or Social Security Number of Reporting Person (Voluntary)
84-0796160

4.     Statement for Month/Year
         AUGUST, 1997

5.     If Amendment, Date of Original (Month/Year)
        NOT APPLICABLE

6.     Relationship of Reporting Person(s) to Issuer
(Check all applicable)
[ ] Director                            [x] 10% Owner
[ ] Officer (give title below)          [ ] Other (specify below)

7.     Individual or Joint/Group Filing
(Check Applicable Line)
[ ] Form filed by One Reporting Person
[ ] Form filed by More than One Reporting Person

NOT APPLICABLE

TABLE I  Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

Title of Security
COMMON STOCK

Transaction Date (Month/Day/Year)
AUGUST 29, 1997

Transaction Code
Code  M
V

Securities Acquired (A) or Disposed of (D)
Amount
(A) or (D):    2,287,547 (D)
Price:     $0.88/SHARE (SEE EXPLANATION BELOW)

Amount of Securities Beneficially Owned at End of Month
   0

Ownership Form: Direct (D) or Indirect (I)
NOT APPLICABLE

Nature of Indirect Beneficial Ownership
NOT APPLICABLE

TABLE II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

Title of Derivative Security

Conversion or Exercise Price of Derivative Security

Transaction Date (Month/Day/Year)

Transaction Code
Code
V

Number of Derivative Securities Acquired (A) or
Disposed of (D)
(A)
(D)

Date Exercisable and Expiration Date (Month/Day/Year)
Date Exercisable
Expiration Date

Title and Amount of Securities Underlying Derivative Security
         Title
          Amount or Number of Shares

Price of Derivative Security

Number of derivative securities Beneficially Owned at End of Month

Ownership Form of Derivative Security: Direct (D)
Or Indirect (I)

Nature of Indirect Beneficial Ownership


Explanation of Response

EFFECTIVE AUGUST 29, 1997, GOLD CAPITAL CORPORATION WAS MERGED INTO A SUBSIDIARY OF GLOBEX MINING ENTERPRISES INC., A CANADIAN CORPORATION WITH SHARES TRADED ON THE TORONTO AND MONTREAL
STOCK EXCHANGES (SYMBOL GMX). WITH THIS MERGER U.S. GOLD CORPORATION RECEIVED AN AGGREGATE OF 631,905 SHARES OF GLOBEX COMMON STOCK WITH A MARKET PRICE ON THAT DATE OF
APPROXIMATELY $0.88 PER SHARE IN EXCHANGE FOR ITS 2,287,547 SHARES OF GOLD CAPITAL.

/s/ WILLIAM W. REID
Signature of Reporting Person
WILLIAM W. REID
PRESIDENT AND CHAIRMAN OF THE BOARD
U.S. GOLD CORPORATION

Date   MARCH 6, 1998